UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.__ )*

DIAMOND DISCOVERIES INTERNATIONAL CORP
(Name of Issuer)

SHARES OF COMMON STOCK
(Title of Class of Securities)

252 584 107
(CUSIP Number)

NEW HAMPTON INVESTMENTS LLC
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [__]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 4 Pages)
———————
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 502003106	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
NEW HAMPTON INVESTMENTS LLC – IRS ID # 99-0367407

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
US

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		25,560,000

	8	SHARED VOTING POWER
25,560,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,560,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 502003106	13D	Page 3 of 4 Pages

ITEM 1.	SECURITY AND ISSUER.

COMMON SHARES OF DIAMOND DISCOVERIES INTERNATIONAL CORP.

ITEM 2.	IDENTITY AND BACKGROUND.

New Hampton Investments LLC
1380 Rosebud Lane, Addison Illinois 60101
A holding company incorporated in the state of Delaware July 6, 2011

ITEM 3.	SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The reporting company used funds from it’s savings to purchase 23,060,000 shares at a cost of $59,978.00
A Consulting Agreement dated March 1, 2009 for services rendered compensating 2,500,000 shares

ITEM 4.	PURPOSE OF THE TRANSACTION.

The reporting company acquired shares for investment purposes. As the actions of the issuer became more apparent, the reporting company commenced an action to protect its investment.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

A) The Reporting Person holds 25,560,000 units of the issuer representing 5.7% of the issued and outstanding.
B) The Reporting Person has the sole power to vote or direct the vote for these shares in their entirety.
C) There were no transactions in the last 255 days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None other than Private placement agreements and consulting agreement

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

2 Private Placement Agreements
1 Consulting Agreement

CUSIP No. 502003106	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 2011	By:	/s/ John Pellegrino
New Hampton Investments LLC